Form C

Cover Page

Name of issuer:

Heroic Enterprises, Public Benefit Corporation

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 11/13/2020

Physical address of issuer:

913 Main St
Bastrop TX 78602

Website of issuer:

http://heroes.us

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and also of reimbursement for out-of-pocket third party expenses the intermediary pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

63,277

Price:

$1.58035

Method for determining price:

Subjective arbitrary $20 million pre-$ valuation divided by outstanding shares & expected option plan shares. Pre-$ valuation does not necessarily relate to assets, earnings or other gen'lly accepted criteria. No independent appraisal/evaluation performed.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$22,299.00	$0.00
Cash & Cash Equivalents:	$300.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$21,999.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Heroic Enterprises, Public Benefit Corporation

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Brian Johnson	CEO	Optimize Enterprises, Public Benefit Corporation and the Company	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Brian Johnson	President	2020
Brian Johnson	Secretary	2020
Brian Johnson	Treasurer	2020
Brian Johnson	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting

equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brian Johnson	10095763.0 Series 2 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> You should carefully consider the risks and uncertainties described below and the other information in the Offering Statement before deciding whether to invest. Additional risks and uncertainties not presently known to the issuer (sometimes referred to as the "Company") or that the Company currently deems immaterial may also impair the Company's business operations and your investment. The occurrence of any of the following risks could materially adversely affect the Company's business, reputation, financial performance and value
>
> Very Early Stage. The Company is in the very early stage of operations. The Company may experience operating losses and negative cash flow in the foreseeable future. The Company's future profitability depends on generating and sustaining high revenue growth while maintaining reasonable expense levels and cash flow requirements. Lack of revenues, or slower revenue growth than anticipated or operating expenses exceeding expectations would harm the Company's business. If the Company achieves profitability, there is no certainty that the Company would be able to sustain or increase profitability in the future.
>
> High Risk Investment. An investment in the Series Seed Preferred Stock involves a high degree of risk. The Company is a start-up venture, which adds risk to your potential investment. Start-up ventures tend to have greater cash-flow needs and less opportunity to generate those cash flows than established businesses. Any projections, forecasts or estimates as may have been provided by the Company are purely speculative and cannot be relied upon to indicate actual results that may be obtained through an investment in the securities offered in this Offering; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management. The Company may not generate any investment returns. You could lose all of your investment in the Company. The tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service or other taxing authorities, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment.
>
> No Guarantee of Any Growth. No assurances can be given regarding the Company's ability to grow the revenues and earnings of the Company. The growth of the Company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the Company's plans for the development and commercialization of the Company's product(s) and services, it will be necessary to recruit and retain qualified management and personnel across a wide range of operational, sales, and financial capabilities. Competition for executive and key personnel is intense. The Company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the Company's operations geographically may lead to significant costs and may divert the Company's management and business development resources. Any inability to manage the Company's growth or complications involving the management of the Company's growth could delay the execution of the Company's business plan or disrupt the Company's operations.
>
> Need for Additional Capital. The Company will likely require additional capital in the future. There are no assurances that the Company will be able to raise additional capital and therefore the Company may not be able to execute its business plan. It is possible that subsequent capital raises will significantly dilute the ownership of the existing members or be on terms that are not favorable to the existing owners.

Indebtedness. The Company may from time to time need to borrow substantial funds to provide a portion of the capital needed to fund operations and would expect to secure the repayment of such borrowings by placing liens or other encumbrances on the assets of the Company. Such borrowings may increase the risk of loss to the Company with respect to equity capital because the interest and other carrying costs of the borrowing would be required to be paid without regard to the Company's financial performance or the yield on the assets pledged. In the event of default under any debt obligations, the Company would be required to repay any such borrowings from other funds, which the Company may not have or be able to obtain, or obtain on terms favorable to the Company, which may impact cash flows and could materially adversely affect the Company's business, reputation, financial performance and value and result in the dissolution of the Company.

No Guarantee of the Acquisition of Optimize Enterprises, Public Benefit Corporation. Currently, Company management anticipates acquiring all of the issued and outstanding stock of Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), after closing this Offering, however there is no guarantee that such acquisition will be approved by the Board of Directors or stockholders of Optimize or of the Company, no guarantee that the Company will raise enough funds in this Offering or otherwise have sufficient resources to consummate such acquisition, and no guarantee that the Company otherwise will be able to consummate such acquisition.

One Person has Voting Control and is the only member of the Board of Directors. Brian Johnson is the sole member of the Board of Directors of the Company and will likely continue to be the sole member of the Board of Directors. As of the date hereof, Brian Johnson is also the sole stockholder of the Company and will continue to hold a majority of the issued and outstanding stock of the Company upon consummation of this Offering. The shares of Series 2 Common Stock held by Brian Johnson are entitled to ten (10) votes per share, whereas all shares of the Series 1 Common Stock are entitled to one (1) vote per share. Each share of the Series Seed Preferred Stock is entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which one share of the Series Seed Preferred Stock is convertible (which will be one (1) vote per share of the Series Seed Preferred Stock as of the closing of this Offering), pursuant to the terms of the Second Amended and Restated Certificate of Incorporation of the Company, as may be amended from time to time (the "Certificate of Incorporation"). The Board of Directors will control the operations of the Company, provided, however that certain actions will require the vote of a majority of the voting power of the stock of the Company. As a result, Brian Johnson will have the ability to control the Company through the Board of Directors and as the holder of stock with more than a majority of the voting power of the stock of the Company, including all management decisions and any determination with respect to the acquisition or disposition of the Company's assets, future issuances of its securities, and declaration of distributions on Company stock. Such concentration of control may also have the effect of delaying, deferring or preventing a change in control in the Company.

Restrictions on Transfer. The Series Seed Preferred Stock offered in this Offering has not been registered under the Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction and may not be resold unless and until such time as the stock is registered under applicable federal and state securities laws or unless an exemption from registration is available. The Series Seed Preferred Stock is subject to restrictions on transfer as set forth in the Amended and Restated Bylaws of the Company, as may be amended from time to time (the "Bylaws") and the Subscription Agreement and may not be transferred unless permitted under the terms of the Bylaws and the Subscription Agreement. Under the Bylaws, the shares of Series Seed Preferred Stock are subject to a right of first refusal of the Company or its assignees and also subject to a restriction that prohibits an investor, except in certain circumstances, from selling, assigning, pledging or in any other manner transferring Series Seed Preferred Stock or any right or interest therein, whether voluntarily or by operation of law or by gift or otherwise, without the prior consent of the Company upon duly authorized action of its Board of Directors. Therefore, an investor could be required to hold shares of Series Seed Preferred Stock indefinitely, without any ability to transfer them.

No Guarantee of any Sales of Series Seed Preferred in this Offering. The Company cannot assure you that it will be able to sell all or any portion of the Series Seed Preferred Stock or that proceeds from sales of the Series Seed Preferred Stock actually made will be sufficient to fund the Company's working capital needs or future operations. Because the number of shares of Series Seed Preferred Stock that the Company will actually sell in this Offering is unknown, the risks to initial purchasers of the Series Seed Preferred Stock are substantially increased. Moreover, the Company may elect not to sell any of the Series Seed Preferred Stock in this Offering.

Value of Stock Unknown. The Company determined the per share purchase price in this Offering solely based upon its subjective assessment for the demand of the Company's stock; however, there is no direct relationship to contemplated earnings, book value or other objective standards of worth. The offering price should not be considered a representation that the Series Seed Preferred Stock has a market value of the purchase price in this Offering or could be resold at that price. There is no market for the Series Seed Preferred Stock or the Company's other securities, and the Company does not expect that such a market will exist in the future. We urge you to make an independent evaluation of the fairness of the offering price.

Dilution Risk. The Board of Directors may authorize, at any time, the issuance of additional stock, options, warrants, or other securities that would cause dilution of the Series Seed Preferred Stock being offered to you. The Company may issue, at any time, additional Common Stock or Preferred Stock or other securities at a lower price in the future. Issuance of additional securities, if it occurs, would dilute your ownership interest in the Company. Also, the Company may create and offer, at any time, different classes of stock or other securities having economic and voting rights superior to the Series Seed Preferred Stock being offered to you.

Failure of Products. The Company may fail to design a product and/or market that product in a way that meets market standards for broad adoption. User tastes and preferences can be unpredictable and are ever changing, and the Company may be unable to accurately predict those preferences.

Failure to Create or Maintain Partnerships. The Company may fail to create or maintain significant partnerships for product creation in Heroic Press, Productions, etc. If the Company is unable to secure and maintain significant partnerships, the Company's growth and ultimately profitability may be impaired.

Risk of Economic Downturn. A general economic downturn could preclude people from investing in self-development products like ours. The Company has based its business model around the assumption that people will spend money on a product like ours.

Data Risk. The Company plans to collect and store sensitive data, including personally identifiable information of the Company's customers and employees, in the Company's data centers and on the Company's networks. The secure processing, maintenance and transmission of this information is critical to the Company's operations and business strategy. Like others in the Company's

Company's operations and business strategy. Like others in the Company's industry, the Company may face advanced and persistent attacks on the Company's information infrastructure where the Company manages and stores various proprietary information and sensitive/confidential data relating to the Company's operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. Despite the Company's security measures, the Company's information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the Company's networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt the Company's operations and the products and services the Company provides to customers, damage the Company's reputation, and cause a loss of confidence in the Company's products and services, which could adversely affect the Company's revenues and competitive position.

Key Personnel; Risk of Failing to Attract and Retain Personnel. The Company's success depends on key personnel, specifically the founder and CEO Brian Johnson. If the company lose Brian's or other key personnel services, its future success may be materially impaired.

Competition. No assurances can be provided that the Company will have or retain any competitive advantages or successfully compete with similar companies in the future. Any inability for the Company to compete could disrupt the business plan and future profitability of the Company.

Government/Policy/Regulatory; Market Changes. The Company's performance could be adversely affected by changes in the market generally or specifically for the Company's products and services or by changes in governmental policy and regulation. As mentioned above, the actions of competitors could negatively impact the Company. General economic risks as well as fallout from the ongoing Covid-19 pandemic or other national emergencies could negatively affect the Company. In the event the market for the products and services the Company provides declines, the Company could suffer losses.

General Risk. The Company is an early-stage company with a small management team that has limited experience in the Company's industry. Early-stage companies have significant and inherent risks, many of which cannot be identified or anticipated. The Company has limited or no sales of products or services and no assurances can be made that the Company will successfully increase or continue to increase its customer base and sales and expand the Company geographically. Given the size of the Company, there are inherent control weaknesses that could hinder the Company's ability to prevent or detect fraud, or which could result in financial misstatements. The Company's financial statements have not been audited, and given the lack of controls, especially historically, significant adjustments may arise as part of an initial audit. The Company may decide to implement systems that will require data migration of the billing, inventory, and other data into its financial system. If any problem arises during these implementations, it could delay financial reporting to the Company's lender.

Tax Risks. ALL INVESTORS SHOULD INDEPENDENTLY SATISFY THEMSELVES REGARDING THE POTENTIAL FEDERAL, STATE TAX OR OTHER TAX CONSEQUENCES OF PARTICIPATION IN THE OFFERING AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS, ATTORNEYS OR ACCOUNTANTS IN CONNECTION WITH ANY OWNERSHIP INTEREST IN THE COMPANY. EACH INVESTOR SHOULD SEEK, AND RELY UPON, THE ADVICE OF THEIR OWN TAX ADVISORS IN EVALUATING THE SUITABILITY OF AN INVESTMENT IN THE COMPANY IN LIGHT OF THEIR PARTICULAR INVESTMENT AND TAX SITUATION.

ERISA Considerations. A purchase of the Securities by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code or other similar laws. As used herein, the term "employee benefit plan" includes, but is not limited to, a pension plan, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans, tax deferred annuities and individual retirement accounts established or maintained by an employer or employee organization, church or governmental entity and any entity whose underlying assets are deemed to include plan assets by reason of a benefit plan's equity investment in such entity. Consideration should be given to, among other things, (a) whether an investment in the Securities is prudent under Section 404(a)(1)(B) of ERISA or similar laws, (b) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA or similar laws, (c) the possibility that such investment could result in recognition of UBTI by such plan even if there is no income, (d) the effect of an imposition of income taxes on the potential investment return for an otherwise tax exempt investor or similar laws, and (e) whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS.

CAUTION. THE PERSON WITH INVESTMENT DISCRETION WITH RESPECT TO THE ASSETS OF AN EMPLOYEE BENEFIT PLAN SHOULD CONSULT WITH THEIR OWN LEGAL AND TAX COUNSEL TO DETERMINE WHETHER A PURCHASE OF THE SECURITIES IS AUTHORIZED BY THE APPROPRIATE GOVERNING INSTRUMENT AND IS A PROPER INVESTMENT FOR SUCH PLAN. THE COMPANY HAS AUTHORITY TO TAKE ACTIONS, INCLUDING REQUIRING THE WITHDRAWAL BY THE PLAN FROM INVESTMENT IN THE SECURITIES, IF THE COMPANY OR AN OFFICER THEREOF IS DEEMED TO BE A FIDUCIARY OR IF THE COMPANY IS DEEMED PLAN ASSETS OR IF THE INVESTMENT VIOLATES ERISA, THE CODE OR SIMILAR LAWS.

The Company is highly dependent on the continued services of Brian Johnson and other key personnel. The Company's future success depends on the efforts of a small management team. The loss of services of any of the members of the management team may have an adverse effect on the Company. There can be no assurance that the Company will be successful in attracting and retaining key personnel or other personnel it requires to successfully grow its business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 93.5% - General operations including admin, consulting fees, and for the potential acquisition of Optimize.

6.5% - Wefunder intermediary fee.

If we raise: **$1,000,000**

Use of Proceeds: 63.5% - General operations including admin and consulting fees and for the potential acquisition of Optimize. 20% - Marketing,. 10% - legal fees (including those associated with the potential acquisition of Optimize). and 6.5% - Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his/her/its investment in the Company. Each investment will be recorded in the books and records of the Company's transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in

step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round:

The Company's subjective determination of a pre-money valuation of $20,000,000 divided by the sum of:
(i) the number of shares of Company stock outstanding prior to this Offering, prior to the automatic
conversion of the convertible notes, and prior to the Rule 506(c) Offering; and (ii) the number of shares Company management expects to reserve for a stock option plan that management anticipates will be adopted. This pre-money valuation was determined arbitrarily by the Company and does not necessarily bear any relationship to the Companys book value, assets, earnings or other generally accepted valuation criteria. The Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation.

See exact security attached as Appendix B, Investor Contracts

Heroic Enterprises, Public Benefit Corporation is offering up to 632,771 shares of Series A Preferred Stock, at a price per share of $1.58035 per Share (the "Purchase Price"). The current campaign maximum is $1,000,000, and the campaign minimum is $100,000.

Irrevocable Proxy. The investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The Subscription Agreement sets forth the entire agreement and understanding between the Company and an investor with respect to the subject matter hereof and supersede any and all prior written or oral agreements, representations or discussions between the parties. No modifications of or amendment to the Subscription Agreement of an investor, nor any waiver of any rights under the Subscription Agreement, will be effective unless in writing signed by such investor and an officer of Company specifically authorized for such purpose by the Board of Directors of the Company.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	10,000,000	0	Yes ∨
Series 2 Common			

Common Stock	10,095,763	10,095,763	Yes
Series 1 Common Stock	19,904,237	0	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Convertible notes in the aggregate principal amount of $950,000 which will automatically convert into shares of Series Seed Preferred Stock of the Company upon the earlier to occur of a closing under this Offering or the Rule 506(c) Offering, with the conversion price at a 20% discount of the price under this Offering or the Rule 506(c)
Offering, respectively (the price is the same in both such offerings).

Series 2 Common Stock has 10 votes per share, and Series 1 Common has one vote per share. Each share of Series Seed Preferred Stock has the number of votes equal to the number of shares of Series 1 Common into which one share of Series Seed Preferred Stock is then convertible (at the closing of this Offering, each share of Series Seed Preferred Stock will have 1 vote).

Each share of Series 2 Common Stock is convertible into one share of Series 1 Common Stock. In the event of
certain transfers of shares of Series 2 Common Stock, such shares will automatically convert into shares of Series 1 Common Stock, as set forth in the Certificate of Incorporation. Except as expressly provided in the Certificate of Incorporation or as required by law, the holders of Common Stock and Preferred Stock of the Company will vote together as a single class, not as separate classes.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Board of Directors or stockholder(s) with a majority of the voting rights in stock of the Company could limit the rights of investors in this Offering in a material way (the "Principal Stockholder(s)"). For example, the Board of Directors or such stockholder(s) could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). Currently and immediately after the closing of this Offering, one stockholder, Brian Johnson holds and will hold, respectively, a majority of the voting rights in the Company, and Brian is the only member of the Board of Directors.

Such changes could result in further limitations on the voting rights the investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under Company equity compensation plan(s), an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, if the Company issues additional equity securities or convertible debt securities, an investor's interest will typically also be diluted.

Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, the investor could lose all or part of his/her/its investment in the Series Seed Preferred in this Offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The principal of and interest accruing under the convertible notes will be payable in accordance with the terms of such notes (and if such notes convert because a closing under this Offering or the 506(c) Offering occurs, then such principal and interest will be payable in shares of Series Seed Preferred Stock at a 20% discount of the purchase price for Series Seed Preferred Stock under such offering. The purchase price per share of Series Seed Preferred Stock under this Offering and the 506(c) Offering is the same.

The Series Seed Preferred Stock is convertible into Series 1 Common Stock and has certain liquidation preferences and other rights as set forth in the Certificate of Incorporation.

Each share of Series 2 Common Stock is entitled to ten (10) votes per share. The only holder of Series 2 Common Stock is Brian Johnson. The shares into which the Series Seed Preferred Stock is convertible is Series 1 Common Stock.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting power of the Company stock, the Principal Stockholder(s) may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the Company, and the investor will have no recourse to change these decisions. The investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the investor.

For example, the Principal Stockholder(s) may change the terms of the Certificate of Incorporation, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Principal Stockholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to the Principal Stockholder(s). He may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the investor owns. Other holders of securities of the Company may also have access to more information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he/she/it owns. The Principal Stockholder(s) could decide to force the Company to redeem the Principal Stockholder(s)' securities at a time that is not favorable to the investor and is damaging to the Company. Such an exit by the Principal Stockholder(s) may affect the value of the Company and/or its viability. In cases

where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under the Company's equity compensation plans, an investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the investor's securities will decrease, which could also diminish the investor's voting and/or economic rights. In addition, as discussed above, if the Principal Stockholder(s) cause the Company to issue additional stock, an investor's interest will typically also be diluted.

Based on the risks described above, an investor could lose all or part of his/her/its investment in the securities in this Offering and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, the Company will perform valuations of its common stock that take into account factors such as the following:

1.   unrelated third party valuations of the Company's common stock;

2.   the price at which the Company sells other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of those securities relative to those of the Company's common stock;

3.   the Company's results of operations, financial position and capital resources;

4.   current business conditions and projections;

5.   the lack of marketability of the Company's common stock;

6.   the hiring of key personnel and the experience of the Company's management;

7.   the introduction of new products;

8.   the risk inherent in the development and expansion of the Company's products;

9.   the Company's stage of development and material risks related to the Company's business;

10.   the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company's company given the prevailing market conditions and the nature and history of the Company's business;

11.   industry trends and competitive environment;

12.   trends in consumer spending, including consumer confidence;

13.   overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

14.   the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market-based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the investor's interest in the Company will depend upon many factors outside the control of the investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board of Directors, and the investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with related parties. The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/02/20
Amount	$950,000.00
Interest rate	4.0% per annum
Discount rate	20.0%
Uncapped Note	Yes

Notes have various effective dates.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Section 4(a)(2)	Convertible Note	$950,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Brian Johnson
Amount Invested	$21,999.00
Transaction type	Loan
Issue date	11/06/20
Outstanding principal plus interest	$0.00 as of 01/04/21
Interest rate	0.0% per annum
Maturity date	12/01/21
Current with payments	Yes
Relationship	Sole Company stockholder, sole director and President, CEO, Treasurer and Secretary of Company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of the Company's financial condition and results of operations together with the Company's financial statements and the related notes and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the Company's business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Heroic Public Benefit Corporation was created to help train and connect and lead a virtuous army of heroes who can, literally, change the world. Heroic plans to acquire Optimize and focus on creating the Heroic Social Training Platform.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Heroic Enterprises, Public Benefit Corporation was incorporated in the State of Delaware in November 2020.

Since then, the Company has retained consultants to design branding for Heroic Press and prototypes for Heroic Social, and has raised $950,000 in convertible notes.

Historical Results of Operations

The Company was organized in November 2020 and has limited operations upon which investors may base an evaluation of its performance.

·   Revenues & Gross Margin. For the period ended November 16, 2020, the Company had revenues of $0.

·   Assets. As of November 16, 2020, the Company had total assets of $22,299 including $300 in cash.

·   Net Income. The Company has had net income of $0 for 2020.

·   Liabilities. The Company's liabilities totaled $21,999 for 2020.

Liquidity & Capital Resources

To-date, the Company has been financed with $950,000 of convertible notes and $21,999 of debt.

The Company plans to use the proceeds as set forth in this Form C under "Use of Funds". The Company does not have any other sources of capital in the immediate future other than the Rule 506(c) Offering described below.

The Company will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. The Company currently is also offering up to $5,000,000 in Series Seed Preferred Stock only to "accredited investors" (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933), pursuant to Rule 506(c) of Regulation D under the Securities Act of 1933, as amended (the "Rule 506(c) Offering"). Except as otherwise described in this Form C, the Company does not have additional sources of capital. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable the Company to implement the Company's strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Heroic Enterprises, Public Benefit Corporation cash in hand is $1,786,390.76, as of January 2021. In November
and December 2020, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $15,000/month, for an average burn rate of $15,000 per month. The Company's management anticipates that the Company will be profitable in 12 months.

While the Company has very little recurring expenses currently, it did spend about $120,000 on startup costs, including consultants and advertising costs, in November and December 2020, which is the largest component of the Company's net loss for 2020.

There have been no material changes to the Company's financial condition since the date the Company's financials
cover. The Company anticipates that it will acquire Optimize in 2021.   If such acquisition occurs, then Company's
management anticipates that revenues will be approximately $100,000 - $250,000 per month, and expenses will be approximately $85,000 - $220,000 per month during the same period. Neither the acquisition of Optimize or those projections are guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to <u>Appendix C, Financial Statements</u>

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through the Company's Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with the Company's Lead Investor. XX Team, through the Company's Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with the Company's Lead Investor.

The Lead Investor is an experienced investor who will act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company's behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.heroes.us/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that

do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   Heroic Subscription Agreement

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Brian Johnson

Appendix E: Supporting Documents

   Amended_and_Restated_Bylaws_Heroic_Enterprises_PBC__December_31__2020_.pdf
   Second_Amended_and_Restated_Certificate_of_Incorporation__Heroic_Enterprises_.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   Heroic Subscription Agreement

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Brian Johnson

Appendix E: Supporting Documents

   Amended_and_Restated_Bylaws_Heroic_Enterprises_PBC__December_31__2020_.pdf
   Second_Amended_and_Restated_Certificate_of_Incorporation__Heroic_Enterprises_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Heroic Enterprises, Public Benefit Corporation

By

Brian Johnson
——————————————————
Founder and CEΦ

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brian Johnson
——————————————————
Founder and CEΦ
1/22/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT FORM C TO SEC

I MADE A MISTAKE, LET ME EDIT FORM C

